03012622

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankoh Investment Services, Inc.
FKA Pacific Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Merchant Street, Suite 750
(No. and Street)

Honolulu (City) Hawaii (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Moriwaki, President (808) 537-8276
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2400 Pauahi Tower, 1001 Bishop Street, Honolulu, Hawaii 96813-3429
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FEB 28 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lee Moriwaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankoh Investment Services, Inc. FKA Pacific Century Investment Services, Inc., as of February 25, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L.S.

~~Subscribed and sworn to before me this~~
25th day of February, ~~19~~ 2003

Stacy M. Ca

Notary Public, State of Hawaii
Notary Public, State of Hawaii
My commission expires My Commission Expires: Spetember 23, 2005

Stacy R.H.F. Caswell
Notary Public

Lee Moriwaki
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: (808) 531-2037
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Pacific Century Investment Services, Inc.

In planning and performing our audit of the financial statements of Pacific Century Investment Services, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2003

Financial Statements

Pacific Century Investment Services, Inc.

For the Year Ended December 31, 2002
with Report of Independent Auditors

Pacific Century Investment Services, Inc.

Financial Statements

Year Ended December 31, 2002

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission 12
Schedule II - Statement Regarding Rule 15c3-3 14

Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: (808) 531-2037
www.ey.com

Report of Independent Auditors

The Board of Directors
Pacific Century Investment Services, Inc.

We have audited the accompanying statement of financial condition of Pacific Century Investment Services, Inc. (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Century Investment Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2003

Pacific Century Investment Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and Cash Equivalents	$ 5,033,826
Deposit with Clearing Organization	35,000
Commissions Receivable from Clearing Organization, Investment and Insurance Companies	281,738
Premises and Equipment	71,408
Other Assets	272
Total Assets	$ 5,422,244
Liabilities and Stockholder's Equity	
Liabilities:	
Due to Parent for Income Taxes	$ 306,062
Accrued Expenses and Other Liabilities	489,445
Total Liabilities	795,507
Stockholder's Equity:	
Common Stock ($10 par value), authorized, issued, outstanding 50,000 shares	500,000
Capital Surplus	2,200,000
Retained Earnings	1,926,737
Total Stockholder's Equity	4,626,737
Total Liabilities and Stockholder's Equity	$ 5,422,244

See accompanying notes to financial statements.

Pacific Century Investment Services, Inc.

Statement of Income

Year Ended December 31, 2002

Revenues	
Commissions	$ 3,951,221
Annuity Fee Income	6,792,634
Interest Income	54,456
Other Income	12,534
Total Revenues	10,810,845
Expenses	
Salaries and Commissions	5,453,775
Pension and Other Employee Benefits	779,382
Broker Charges	669,464
Net Occupancy	305,607
Net Equipment	150,150
Other Operating Expense	971,587
Total Expenses	8,329,965
Income before Income Taxes	2,480,880
Provision for Income Taxes	1,004,409
Net Income	$ 1,476,471

See accompanying notes to financial statements.

Pacific Century Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

		Common Stock		Capital Surplus		Retained Earnings		Total
Balances at December 31, 2001	$	500,000	$	2,200,000	$	450,266	$	3,150,266
Net income		-		-		1,476,471		1,476,471
Balances at December 31, 2002	$	500,000	$	2,200,000	$	1,926,737	$	4,626,737

See accompanying notes to financial statements.

Pacific Century Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2002

Operating Activities	
Net Income	$ 1,476,471
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation and Amortization	44,277
Commissions Receivable	146,384
Other Assets	27,620
Due to/from Parent for Income Taxes	(282,638)
Accrued Expenses and Other Liabilities	119,525
Net Cash Provided by Operating Activities	1,531,639
Cash and Cash Equivalents at Beginning of Year	3,502,187
Cash and Cash Equivalents at End of Period	$ 5,033,826

See accompanying notes to financial statements.

Pacific Century Investment Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2002

1. Summary of Significant Accounting Policies

The accounting principles followed by Pacific Century Investment Services, Inc. (the "Company"), and the methods of applying those principles conform with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material to the financial statements. The significant accounting policies are summarized below.

Organization

The Company is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the National Association of Securities Dealers and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets including the New York Stock Exchange, American Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity and other pension products under a sub-agent agreement with a general agency.

On January 13, 2003, the Company's name was officially changed to Bankoh Investment Services, Inc.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund and totaled $4,117,590 at December 31, 2002.

1. Summary of Significant Accounting Policies (continued)

Premises and Equipment

Premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation and amortization is computed using the straight-line method over lives ranging from three to ten years.

Commissions

Commission revenue and related broker charges are recorded on a settlement-date basis as securities transactions occur.

Annuity Fee Income

Annuity income and related expenses are recorded on a contract date basis. The contract date is the date the insurance company receives the customer's funds and completed application.

Advertising

Advertising costs are expensed as incurred.

2. Service Agreement

The Company has a service agreement with Fiserv Securities, Inc. to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital

3. Net Capital Requirements (continued)

and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $3,588,554, which was $3,338,554 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.29 to 1.

The Company had no subordinated debt at December 31, 2002 or at any time during the year then ended.

4. Related Party Transactions

The Company maintains a non-interest bearing demand account with the Bank. The Bank also pays certain personnel and operating costs on behalf of the Company. These expenses are reimbursed by the Company to the Bank. Other expenses such as intercompany services and furniture and equipment are allocated to the Company based on actual costs.

5. Premises and Equipment

The following is a summary of premises and equipment at December 31, 2002:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
		(dollars in thousands)	
Premises	$ 21,361	$ (5,340)	$ 16,021
Equipment	391,376	(335,989)	55,387
	$ 412,737	$ (341,329)	$ 71,408

6. Income Taxes

The Company files consolidated federal income tax and State of Hawaii franchise tax returns with the Parent. Income taxes are provided based upon the taxable income or loss of each entity in the group. The Parent's tax sharing policy provides for the settlement of income taxes between each entity as if each entity had filed a separate return. Payments

6. Income Taxes (continued)

are made to the Parent by each entity with current tax liabilities, and each entity which generates current tax benefits receives payments for the benefits as used.

The Company paid $728,828 to the Parent for income taxes during 2002.

7. Employee Benefits

Prior to July 1, 2002, the Company participated in the Parent's Profit Sharing Plan ("Profit Sharing Plan") that provided for the benefit of all employees of the Parent and its subsidiaries who met the Profit Sharing Plan's eligibility requirements. Contributions to the Profit Sharing Plan were at the sole discretion of the Parent's Board of Directors. Participants in the Profit Sharing Plan received up to 50% of their annual allocation in cash. The remaining amounts were deferred and could be invested in various options including mutual funds, a collective trust and common shares of the Parent. The Company made no contributions to the Profit Sharing Plan in 2002. The Profit Sharing Plan provided for a company match of $1.25 for each $1.00 in 401(k) contributions made by qualified employees up to a maximum of 2% of the employee's compensation. For 2002, matching contributions under this plan totaled $51,000.

Also prior to July 1, 2002, the Company participated in the Parent's Money Purchase Plan ("Money Purchase Plan"), a defined-contribution plan, under which it contributed 4% of an employee's compensation for employees meeting certain eligibility and vesting requirements. The Money Purchase Plan had a one year eligibility requirement and a five year vesting period. For 2002, the Company contributed $92,000 to the Money Purchase Plan.

Effective July 1, 2002, the Parent's Profit Sharing Plan was merged with the Money Purchase Plan to form a single plan called the Bank of Hawaii Retirement Savings Plan ("Savings Plan"). The Savings Plan has three contribution components; (1) 401(k) matching, (2) a 3% fixed amount based on employee's compensation and (3) a discretionary value sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company will make matching contributions on behalf of the participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant's eligible compensation. The Company's matching contributions for 2002 were $42,000. In addition, all eligible

7. Employee Benefits (continued)

members will receive an annual 3% fixed contribution and a discretionary value sharing contribution that will be linked to the Parent's financial goals. These contributions will be made regardless of whether the member contributes to the Savings Plan and will be invested in accordance with the member's selection of investment options available under the Savings Plan. For the 3% component the Company expensed $53,000 in 2002. The Company's expense for the value sharing component totaled $142,000 in 2002.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning December 31, 2000, the Retirement Plan no longer provides for compensation increases in the determination of benefits. Retirement Plan assets are managed by investment advisors in accordance with investment policies established by the plan trustees.

Retirement Plan investments primarily consist of marketable securities including stocks, U. S. Government agency securities, a money market fund, mutual funds and a collective investment fund. The assets of the Retirement Plan include securities of related parties (Pacific Capital Funds, a Pacific Century Trust collective investment fund and a Pacific Century Trust money market fund). Pacific Century Trust is a division of the Bank and either manages or advises the Pacific Capital Funds and the Pacific Century Trust collective investment fund and money market fund.

The Parent's post-retirement benefit plans provide retirees with group life, dental and medical insurance coverage. The costs of providing post-retirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent recognizes the transition obligation over 20 years, ending in 2013. The Parent has no segregated assets to provide for post-retirement benefits. For year ended December 31, 2002, the Company expensed $15,000 for post-retirement benefits.

8. Operating Leases

The Company leases certain computer equipment and related data services on a month-to-month basis.

8. Operating Leases (continued)

The Company leases office space from Bank of Hawaii on a month-to-month basis. Rent expense for the year ended December 31, 2002 was approximately $301,000 and was included in occupancy expense.

Schedule I

Pacific Century Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$	4,626,737
Deductions and/or Charges:		
Nonallowable Assets:		
Cash Deposited with Parent		349,102
Commissions Receivable		281,738
Due from Parent for Income Taxes		233,311
Premises and Equipment		71,408
Excess Fidelity Bond		20,000
Other Assets		272
		955,831
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		3,670,906
Haircuts on Money Market Funds		(82,352)
Net Capital	$	3,588,554
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Due to Parent for Income Taxes	$	539,373
Accrued Expenses and Other Liabilities		489,445
Total Aggregate Indebtedness	$	1,028,818
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (6.6667% of Total Aggregate Indebtedness)	$	68,588
Minimum Dollar Net Capital Requirement	$	250,000
Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts)	$	250,000
Net Capital in Excess of Required Minimum	$	3,338,554
Excess Net Capital at 1,000 Percent	$	3,485,672
Ratio: Aggregate Indebtedness to Net Capital		0.29 to 1

Schedule I

Pacific Century Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2002):		
Excess as Reported in Company's Part II FOCUS Report	$	3,323,328
Audit adjustments to record additional compensation		(40,837)
Other audit adjustments		56,063
Excess Per Above Computation	$	3,338,554

Schedule II

Pacific Century Investment Services, Inc.

Statement Regarding Rule 15c3-3

As of December 31, 2002

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Fiserv Securities, Inc.